Exhibit 4.8

Neil Roden Director, Human Resources
Human Resources
Operations Division
Your Ref		PO Box 31 42 St Andrew Square
Our Ref		Edinburgh EH2 2YE

Telephone: 0131 523 2022
Switchboard: 0131 556 8555
Date	27 March 1998	Facsimile: 0131 557 3084

	John A N Cameron Esq	Ref 247319

Dear Mr Cameron

I am writing to offer you employment in The Royal Bank of Scotland plc effective from I June 1998 or at a date to be mutually agreed on. This will be on the following terms:-

1.	Job Title and Salary

You will be employed as Managing Director, Corporate and Institutional Banking which is an executive position. You will report to Iain Robertson, Chief Executive, UK Bank and your commencing base salary will be £275,000.

As a Director you will participate in the Bank’s Senior Executive Bonus Scheme which provides for an annual bonus of up to 60% of salary for achievement of specified targets. Bonuses are paid in January half in cash and half in the form of ordinary shares of The Royal Bank of Scotland Group which are held in an offshore Employee Share Trust for a period of 3 years.

In addition, we will compensate you for the loss of your entitlement to your deferred bonus and in this respect a payment of £350,000. This will be paid in two parts, £175,000 in your first month’s salary and £175,000 three months later.

All remuneration is paid monthly by crediting a bank account which is maintained with the Bank.

2.	Job Location

Your job will be based at Waterhouse Square in London but you could be required to work elsewhere in the London area and will be required to travel in the UK and abroad as necessary.

3.	Hours of Work

The standard working week is 35 hours with normal hours 9:00am to 5:00pm Monday to Friday with a break of one hour for lunch. You will not be paid overtime for additional hours worked.

Registered in Scotland No 90312 Registered Office: 36 St. Andrew Square Edinburgh EH2 2YB Regulated by IM RO, SFA and Personal Investment Authority

4.	Pension

Under UK Pensions legislation your pensionable salary may not exceed the Pensions Cap figure, which is currently £84,000. During your employment the Bank will make monthly contributions into an Inland Revenue approved personal pension scheme. These contributions will be equivalent to a pro rata rate of £16,800 per annum, or such greater rate as may be permitted by the relevant legislation from time to time.

Whilst the Bank is contributing to a personal pension, you will not be eligible to join the Bank’s Pension Scheme.

5.	Christmas Bonus

A cash payment equivalent to 2½% of basic salary as at 31 October each year will be paid with November salaries to all members of staff who are in the employment of the Bank on 31 October and who have a minimum of 12 months’ completed service at that date. A pro-rata payment is made to staff with less than 12 months’ completed service as at 1 November.

6.	Profit-Sharing - The Royal Bank of Scotland Group plc (the “Group”)

You will be entitled to benefit under the provisions of the Group’s Profit-Sharing Scheme which, profits providing, takes the form of an annual cash payment. Individual profit-sharing payments are based on salary as at 30 September, paid on 25 January the following year. A pro-rata payment is made to staff with less than 12 months’ service based on 1/365th of the full payment for each day served to 30 September. Staff who have completed one year’s service have the option of participating in a share distribution in place of the cash distribution if they wish.

7.	Executive Share Option Scheme

You will be eligible to participate, at the absolute discretion of the Board of Directors, in the Executive Share Option Scheme of the Group.

8.	Holidays

The holiday year runs from January to December and your annual holiday entitlement will be 30 working days plus statutory holidays. Salary is paid in full during normal holiday entitlement. Paid statutory holidays are:-

New Year’s Day Good Friday Easter Monday First Monday in May Last Monday in May Last Monday in August Christmas Day Boxing Day

If a Bank Holiday occurs during a period of annual leave one day’s holiday is allowed in lieu. If you leave the service of the Bank during the year your holiday entitlement for that year will he pro rated to the time served. Bank holiday-s are excluded from that calculation.

9.	Private Healthcare

You will be eligible to he included in the Bank’s Private Healthcare Scheme. This scheme will also cover your spouse.

The cost of membership is paid by the Bank. This is taxed through salary and is reviewed annually. Family cover can also be arranged for unmarried children under the age of 21 at an additional cost.

A pack giving full details of the scheme is enclosed.

10.	Bank Car Scheme

You will be eligible to participate in the Bank’s Executive Car Scheme which allows you the use for business and private purposes the provision of which costs the Bank £695 per month. Should you wish to do so you can contribute up to 25% more to the cost of the car. The Bank will meet the cost of insuring, licensing, servicing and any repairs in respect of the vehicle. In addition, the cost of petrol and oil used on Bank business will be reimbursed. Further information can be obtained by contacting Leasecontracts on 01386 870884.

11.	Staff House Purchase

On the commencement of your employment with the Bank you will qualify to participate in the Bank’s Staff House Purchase Scheme which entitles you to borrow up to four times your basic salary. Repayment is on a capital and interest basis with interest charged at a rate of 5% for borrowing up to £50,000. Thereafter, interest will be charged at normal customer rates.

12.	Staff Borrowing/Accounts

Concessionary interest rates, currently 6%, are available for personal loans to purchase consumer durables and other similar items. Budget Account and Revolving Credit facilities are also available. Staff do not pay Bank Charges in respect of their banking transactions.

13.	Termination

The period of notice which will require to be given by you to the Bank in the event of the termination by you of your employment will be six months.

The period of notice which will require to be given by the Bank in the event of termination by it of your employment in circumstances other than redundancy, early retirement or summary dismissal will be 12 months.

The attached schedule sets out in detail your rights and entitlements including period of notice in the event of redundancy or early retirement and forms an express part of your contract of employment. In the event of the termination of your employment as a result of “a change of control of the Group” you shall be entitled to receive compensation equal to two years base salary, which will reduce to 12 months salary after you have completed 12 months service with the Bank.

For the purposes of this contract “a change of control of the Group” shall occur on the acquisition by a third party of voting control of the Group.

14.	Death-in-Service

In the event of your death during employment, the Bank has in place insurance arrangements for a cash payment equivalent to four times your base salary. Any payment made by the Bank to any one or more of your beneficiaries will be in such shares as the Bank in its discretion decides. This insurance cover will continue only as long as you remain a permanent employee of the Bank.

15.	Sickness Absence

If you are ill and require to take time off work you will need to complete a form certifying details of your illness on your return to work and if your illness lasts longer than seven calendar days a medical certificate is required. Further details including details about Statutory Sick Pay are contained in the Employee Handbook.

16.	Grievance Procedure

If you have a grievance it should be intimated verbally or in writing to your Managing Director who shall make a finding which will be communicated to you. If you still have a grievance it should be intimated verbally or in writing to the Chief Executive whose finding will be final.

17.	Disciplinary Procedure and Rules of Conduct

You will be bound by the rules and codes of conduct contained in the Employee Handbook. More specifically you are bound by the enclosed Staff Code of Conduct and to any future amendments which the Bank may publish. Actions in contravention of the Code of Conduct may lead to dismissal from the Bank. The Disciplinary Procedure contained in the Employee Handbook applies to you and you will have the right of appeal to the Chief Executive against disciplinary action.

18.	Declaration of Secrecy

You will be required to sign the enclosed Declaration of Secrecy which binds you not to divulge (other than to authorised recipients) ) any details of Bank technology, procedures, business, customer affairs, finance, security arrangements or the layout of Bank premises.

19	Dealings in Investments

You will be subject to both the Bank’s and your Division’s Staff Dealing Rules which require you to get prior permission before you deal in most types of securities transactions and for requests and authorisations to deal to be confirmed in writing on the appropriate Bank form. The Bank also operates a closed period during which you cannot deal in Group shares. Details of the Staff Dealing Rules are contained in the Conduct of Accounts Manual. You will be provided with a copy of your Division’s rules once you commence work.

20.	Outside Business

You will require to get prior permission before accepting any other employment or office outside the Bank. It is confirmed that you may continue to serve as a Non-executive Director of Murray Johnstone Split Capital Investment Trust. Any fees received by you as a result of this appointment will be surrendered to the Bank during your employment.

21.	Statutory Particulars

The Bank is required by law to advise you that as of the date you commence employment there are no particulars to be entered in respect of the following matters:

(i) collective agreements

(ii) employment outside the UK for more than one month

(iii) temporary employment or employment for a fixed term.

22.	Procedures Manuals

The Bank’s Procedures Manuals expand on and supplement this contract and are available at your workplace.

23.	Variation of Statement of Main Terms and Conditions of Employment

The Bank may, from time to time, vary your terms and conditions of employment.

24.	Medical

This offer of employment is subject to the satisfactory outcome of a medical examination, Please arrange a medical examination with the Bank’s doctor Dr F Solomon, Blossoms Inn Medical Centre, 21-26 Garlick Hill, London, EC4 2AU, Tel 0171 606 6150 and ask for the report to be sent to me. Please complete the enclosed Pre-Employment Medical Questionnaire and take it to the doctor when you visit.

25.	References

This offer of employment is subject to us receiving two written references and two telephone/face-to-face references which are satisfactory to us. Please use the enclosed forms to provide details of the referees that we can approach. It is also the Bank’s policy to make Credit Status enquiries and the enclosed Supplementary Application Details form asks for your permission to do so.

I shall be grateful if you will confirm your acceptance of this offer by signing and returning the enclosed copy of this letter together with your completed Declaration of Secrecy, Supplementary Application Details and Reference forms.

Yours sincerely

/s/ Neil Roden

Neil Roden
Director, Human Resources

I confirm acceptance of the terms and conditions outlined in the above offer of employment.

Signed	/s/ John Cameron	Date	29/3/98

Johnny Cameron
135 Bishopsgate
London
EC2M 3UR

Dear

Following your appointment as Chief Executive, Corporate Banking & Financial Markets, I am pleased to confirm that the Remuneration Committee has approved the recommendation to increase your total compensation in line with the increased scope and responsibilities of your role.

Base salary

With effect from 1 October 2001 your base salary will increase to £525,000.

Bonus opportunity

Your 2001 bonus opportunity will increase to 100% of salary with effect from 1 January 2002, effectively increasing your opportunity in monetary terms from £270,000 to £525,000.

In line with the normal timetable, your remuneration arrangements will be reviewed again in April 2002.

I would like to wish you every success in your new role.

Yours sincerely